CUSIP No. 42237K 409	13D	Page 1 of 10 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

NIGHTHAWK BIOSCIENCES, INC.
(Name of Issuer)

Common Stock, Par Value $0.0002 Per Share
(Title of Class of Securities)

42237K 409
(CUSIP Number)

Mr. Jeffrey Wolf

Orion Holdings V, LLC

Seed-One IV, LLC

c/o NightHawk Biosciences, Inc.

627 Davis Drive

Morrisville, North Carolina 27560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42237K 409	13D	Page 2 of 10 Pages

(1)	NAME OF REPORTING PERSON

Jeffrey Wolf
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 3,289,955
	(8)	SHARED VOTING POWER 21,256
	(9)	SOLE DISPOSITIVE POWER 3,289,955
	(10)	SHARED DISPOSITIVE POWER 21,256
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,311,211
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ⌧
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 42237K 409	13D	Page 3 of 10 Pages

(1)	NAME OF REPORTING PERSON

Orion Holdings V, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 11,025
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 11,025
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 11,025
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
(14)	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 42237K 409	13D	Page 4 of 10 Pages

(1)	NAME OF REPORTING PERSON

Seed-One Holdings VI, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,231
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,231
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,231
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
(14)	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 42237K 409	13D	Page 5 of 10 Pages

(1)	NAME OF REPORTING PERSON

Starlight Acquisition Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 00.00%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 42237K 409	13D	Page 6 of 10 Pages

Item 1.	Security and Issuer.

This Amendment No. 8 (this “Amendment No. 8”) amends the Schedule 13D, dated July 29, 2013 (the “Original 13D”), Amendment No. 1 to the Original 13D, dated February 9, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated March 7, 2017 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated April 27, 2017 (“Amendment No. 3”), Amendment No. 4 to the Original 13 D, dated January 2, 2020 (“Amendment No. 4”), Amendment No. 5 to the Original 13D, dated January 4, 2021 (“Amendment No. 5”), Amendment No. 6 to the Original 13D, dated December 13, 2021 (“Amendment No. 6”), and Amendment No. 7 to the Original 13D, dated December 30, 2022 (“Amendment No. 7”), each filed by Mr. Wolf, Orion, and Seed-One. Mr. Wolf, Orion, Seed-One and Starlight Acquisition Corporation (“Starlight”) are collectively referred to as the “Reporting Persons.” Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, or Amendment No. 7. The class of equity securities to which this Amendment No. 8 relates is the Common Stock, of NightHawk Biosciences, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 627 Davis Drive, Morrisville, North Carolina 27560.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

Mr. Wolf is the managing member of Orion and Seed-One, and the sole shareholder and director of Starlight. The address of the principal business office of Mr. Wolf and each of Orion and Seed-One is c/o NightHawk Biosciences, Inc., 627 Davis Drive Morrisville, North Carolina 27560. The address of the principal business office of Starlight is c/o Delaware Registered Agent Service LLC, 8 The Green, Suite D, Dover, Delaware 19901. The present principal occupation of Mr. Wolf is President and Chief Executive Officer of the Company.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Wolf is a citizen of the United States of America. Orion and Seed-One are each a limited liability company organized under the laws of the State of Delaware. Starlight is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

It is anticipated that the funding (including expenses) required for the transactions contemplated by the Offer Letter (as defined and described in Item 4 below) will be approximately $45 million. Mr. Wolf reserves the right to withdraw the Offer Letter at any time for any or no reason, including, without limitation, if Mr. Wolf is unable to obtain such financing.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On August 18, 2023, Mr. Wolf submitted a preliminary non-binding offer letter (the “Offer Letter”) to the board of directors (the “Board”) of the Company for Starlight, a newly formed corporation owned by Mr. Wolf, or Starlight’s wholly-owned subsidiary, to acquire (i) all equity interest of the Company’s subsidiary, Elusys Therapeutics, Inc. (“Elusys”), and its on-going operations, including, but not limited to, all new contracts and contractual obligations entered into by Elusys from the date of the Offer Letter until the closing, (ii) all intellectual property related to early-stage biodefense and research assets currently being developed by NightHawk, (iii) all of NightHawk’s rights, interest and obligations in the development of a potential manufacturing facility in Kansas, (iv) select NightHawk/Elusys employees and who are responsible for the development of ANTHIM®, and (v) the rights

CUSIP No. 42237K 409	13D	Page 7 of 10 Pages

to the NightHawk Biosciences name. This proposal is subject to the negotiation of definitive financing commitments on acceptable terms, the satisfactory negotiation and execution of definitive agreements and the approval of such agreements and the transactions contemplated thereunder by Mr. Wolf and the Company. The foregoing description of the proposal does not purport to be complete and is qualified in its entirety by the full text of the Offer Letter, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

While Mr. Wolf’s proposal remains under consideration and subject to negotiation, the Reporting Persons may respond to inquiries from the Company and the Board or their representatives and engage in discussions and negotiations. The Reporting Persons also expect to engage in discussions and negotiations with potential equity and debt financing sources.

No assurances can be given that the transaction contemplated by the Reporting Persons or any other potential transaction involving the Reporting Persons and the Company will be consummated, or if a transaction is undertaken, as to its terms or timing. Mr. Wolf reserves the right to modify or withdraw his proposal at any time. The Reporting Persons reserve the right to formulate other plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows.

As of the date hereof, the aggregate number and percentage of shares of Common Stock deemed beneficially owned by the Reporting Persons (based on 26,081,890 shares of Common Stock outstanding as of July 31, 2023, and 60 days out for vesting of options, or September 29, 2023), are as follows:

(a)	Common Shares deemed beneficially owned:	Percent of class of Common Shares:
	(i) Mr. Wolf:	11.7%
	(ii) Orion:	0.04%
	(iii) Seed-One:	0.04%
	(iv) Starlight:	0%

(b)Number of Common Shares as to which Mr. Wolf has:

(i)Sole power to vote or to direct the vote: 3,289,955

(ii)Shared power to vote or to direct the vote: 21,256

(iii)Sole power to dispose or to direct the disposition of: 3,289,955

(iv)Shared power to dispose or to direct the disposition of: 21,256

Number of Common Shares as to which Orion has:

(i)Sole power to vote or to direct the vote: 0

(ii)Shared power to vote or to direct the vote: 11,025

(iii)Sole power to dispose or to direct the disposition of: 0

(iv)Shared power to dispose or to direct the disposition of: 11,025

Number of Common Shares as to which Seed-One has:

(i)Sole power to vote or to direct the vote: 0

(ii)Shared power to vote or to direct the vote: 10,231

(iii)Sole power to dispose or to direct the disposition of: 0

(iv)Shared power to dispose or to direct the disposition of: 10,231

Number of Common Shares as to which Starlight has:

(i)Sole power to vote or to direct the vote: 0

(ii)Shared power to vote or to direct the vote: 0

(iii)Sole power to dispose or to direct the disposition of: 0

(iv)Shared power to dispose or to direct the disposition of: 0

CUSIP No. 42237K 409	13D	Page 8 of 10 Pages

(c) None of the Reporting Persons effected any transactions in Common Stock during the 60 days prior to the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 1:	Joint Filing Agreement, dated August 18, 2023
Exhibit 2:	Letter to Special Committee, dated August 18, 2023
Exhibit 3:	Preliminary Non-Binding Offer Letter, dated August 18, 2023

CUSIP No. 42237K 409	13D	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2023

	By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf

ORION HOLDINGS V, LLC

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Managing Member

SEED-ONE HOLDINGS VI, LLC

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Managing Member

STARLIGHT ACQUISITION CORP.

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Sole Shareholder and Director

CUSIP No. 42237K 409	13D	Page 10 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT, is dated as of August 18, 2023, and is by and among Jeffrey Wolf, Orion Holdings V, LLC, a Delaware limited liability company (“Orion”), Seed-One Holdings VI, LLC, a Delaware limited liability company (“Seed-One”), and Starlight Acquisition Corp., a Delaware corporation (“Starlight” and collectively with Mr. Wolf, Orion, and Seed-One, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.Amendment No. 8 to Schedule 13D with respect to the Common Stock, par value $0.0002 per share, of NightHawk Biosciences, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf

ORION HOLDINGS V, LLC

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Managing Member

SEED-ONE HOLDINGS VI, LLC

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Managing Member

STARLIGHT ACQUISITION CORP.

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Sole Shareholder and Director